

10030569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hyundai Securities (America), Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 2200
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore Schofield (212) 265-2760
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore Schofield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyundai Securities (America), Inc. and Subsidiary, as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Theodore Schofield
Signature

Senior VP
Title

Brenda G. Schofield
Notary Public

BRENDA G. SCHOFIELD
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/6/2013



This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYUNDAI SECURITIES (AMERICA), INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2010

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hyundai Securities (America), Inc.

We have audited the accompanying consolidated statement of financial condition of Hyundai Securities (America), Inc. and Subsidiary (collectively, the "Company") as of March 31, 2010. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hyundai Securities (America), Inc. and Subsidiary as of March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 26, 2010

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 31, 2010

ASSETS	
Cash and cash equivalents	$ 9,657,100
Receivables from broker-dealers and clearing organizations, including clearing deposit of $100,000	274,633
Securities owned, at fair value	13,293,235
Receivable from Parent	126,252
Accrued interest receivable	125,454
Equipment, net	3,184
Other assets	125,852
	$ 23,605,710
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 13,229
Income taxes payable	164,917
Deferred tax liabilities	86,960
Total liabilities	265,106
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 220 shares issued and outstanding	2
Additional paid-in capital	31,999,998
Accumulated deficit	(8,659,396)
Total stockholder's equity	23,340,604
	$ 23,605,710

See accompanying notes to the consolidated financial statement.

1. Nature of operations

Hyundai Securities (America), Inc. (the "Company") was incorporated on September 1, 1995, under the laws of the State of Delaware, and commenced operations on March 26, 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a subsidiary of Hyundai Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea. The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities.

Hyundai Securities (America) Investment Advisors ("HSAIA") is a wholly-owned inactive subsidiary of the Company. At March 31, 2010, HSAIA had no assets and no liabilities, and no income or expenses for the year then ended.

2. Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

These financial statements were approved by management and available for issuance on May 26, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers U.S. treasury bills or certificates of deposit with short-term maturities, and money market accounts to be cash equivalents.

Valuation of Investments in Securities and Securities at fair value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at fair value – Definition and Hierarchy (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 2. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the consolidated statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Equipment

Equipment is at stated cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over 3 years.

Receivable from Broker-Dealers and Clearing Organizations

Amounts due from broker-dealers and clearing organizations may be restricted to the extent that they serve as securities sold short. See Note 13 for further detail.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currency

The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to, "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder's equity as of April 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Revenue and Expense Recognition From Securities Transactions and Commission Income

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized when earned. Commission income is recorded when earned.

Revenue Recognition from Advisory Fees

The Company earns a monthly advisory fee based on the underlying net asset value of the underlying investment equal to .5% per annum calculated as of the end of each month. In addition, the Company receives a performance based advisory fee of 15% of the increase in value of the underlying net asset value of the investment, subject to a 15% hurdle rate, which is receivable annually.

3. Securities owned

At March 31, 2010, securities owned, at fair value, consisted of the following:

Korean debt securities	$ 9,646,450
Self liquidating bonds	1,773,135
Korean mutual fund	389,100
Other foreign debt securities	1,484,550
	$ 13,293,235

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The Company's financial assets and liabilities measured at fair value on a recurring basis include those securities classified as securities owned on the statement of financial condition (see Note 3).

4. Fair value measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of March 31, 2010:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance March 31, 2010
Securities owned, at fair value	$ 1,671,293	$ 11,232,842	$ 389,100	$ 13,293,235

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended March 31, 2010:

	LEVEL 3				
Assets	Beginning Balance April 1, 2009	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Ending Balance March 31, 2009	Change in Unrealized Gains (Losses) for Investments still held at March 31, 2009
Investments in securities, at fair value	$ 292,500	$ 96,600	$ -	$ 389,100	$ 96,600

Realized and unrealized gains and losses are included in net trading and investment fain in the statement of operations. The change in unrealized gains (losses) for the year ended March 31, 2010 for investments still held at March 31, 2010 of $96,600 are reflected in net trading and investment gain in the statement of operations.

5. Equipment

Equipment as of March 31, 2010 consisted of the following:

Office equipment	$	14,331
Less accumulated depreciation		11,147
	$	3,184

Depreciation expense was $4,777 for the year ended March 31, 2010.

6. Transactions with Parent

The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent that are introduced by the Company. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. Included in other assets on the statement of financial condition is approximately $3,500 of other receivables from the Parent. In addition, the Parent custodies all proprietary Korean equity positions held by the Company.

7. Related party transactions

Hyundai Securities Europe, LTD., a related party, manages all dollar denominated fixed income securities held in Europe, which are held in custody by Euroclear, an unrelated third party. For this service the Company pays an advisory fee which was $2,607 for the year ended March 31, 2010, which is included in clearance fees on the consolidated statement of operations.

8. Income taxes

At March 31, 2010, the Company has federal, state and city capital loss carry-forwards of approximately $283,000 that can be carried forward for five years, expire beginning in March 2016, and that can only be used to offset future capital gains. The Company also has state and city net operating losses of approximately $131,000 and $190,000, respectively, which begin to expire in 2025. In addition, the Company has unrealized gains of approximately $536,000 at March 31, 2010. As a result of the above, the Company has recorded the combined deferred tax liability of approximately $87,000 at March 31, 2010. During the year ended March 31, 2010, the Company utilized approximately $101,000 of the operating loss carry-forwards for which the related deferred tax asset for which the Company had a full valuation on in the prior year. The difference between the effective rate and the statutory rate is primarily attributable to the net unrealized gains offset by the loss carry-forwards and change in valuation allowance.

9. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At March 31, 2010, the Company had net capital of $21,871,481 which was $21,621,481 in excess of its required minimum net capital of $250,000.

10. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraphs (k)(2)(i) and (ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as "all customer transactions are cleared through another broker-dealer on a fully disclosed basis."

11. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

12. Commitments

Lease

The Company is obligated under an operating lease for its New York office space that expires in December 2011.

Future minimum annual rental payments (exclusive of other charges as defined in the operating lease) are approximately as follows:

Year ending March 31,	
2011	$ 179,000
2012	134,000
	$ 313,000

Rent expense under this operating lease for the year ended March 31, 2010 was approximately $174,000.

13. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers, one of which is the Parent, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

Certified Public Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek


SEC MAIL
RECEIVED
MAY 28 2010
WASH. D.C.
193
SECTION

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of Hyundai Securities (America), Inc:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Hyundai Securities (America), Inc. and Subsidiary (collectively, the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the twelve month period from April 1, 2009 through March 31, 2010 with the amounts reported in Form SIPC-7 for the twelve month period from April 1, 2009 through March 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 26, 2010

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Year Ended March 31, 2010

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$ 1,948,239
General Assessments at .0025	$ 4,871
Payment Remitted with Form SIPC-6	2,861
Amount Due with Form SIPC-7	$ 2,010
Payment remitted with Original Form SIPC-7	$ (2,010)